

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 9, 2009

Via U.S. Mail

Joseph H. Bryant
Chairman and Chief Executive Officer
Cobalt International Energy, Inc.
Two Post Oak Central
1980 Post Boulevard, Suite 1200
Houston, TX 77056

> **Re: Cobalt International Energy, Inc.**
> **Form S-1**
> **Filed September 4, 2009, as amended October 29, 2009**
> **File No. 333-161734**

Dear Mr. Bryant:

We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1

General

1.   We note your response to prior comment 3. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard D. Truesdell, Jr., Esq.
        (by facsimile (212) 701-5674)